Subsidiary	Place of Incorporation
GameAccount Alderney Ltd	Alderney
GameAccount Nevada Inc	United States
GAN Software Services BG Ltd	Bulgaria
Lockbox Games Ltd	England and Wales
GAN Digital Ltd	Israel
GAN Service Ltd	England and Wales